PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

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MATTHEW W. ABBOTT
EDWARD T. ACKERMAN
JACOB A. ADLERSTEIN
JUSTIN ANDERSON
ALLAN J. ARFFA
JONATHAN H. ASHTOR
ROBERT A. ATKINS
DAVID J. BALL
SCOTT A. BARSHAY
PAUL M. BASTA
J. STEVEN BAUGHMAN
LYNN B. BAYARD
CRAIG A. BENSON
MARK S. BERGMAN
DAVID M. BERNICK
JOSEPH J. BIAL
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
ROBERT BRITTON
DAVID W. BROWN
SUSANNA M. BUERGEL
JESSICA S. CAREY
DAVID CARMONA
GEOFFREY R. CHEPIGA
ELLEN N. CHING
WILLIAM A. CLAREMAN
LEWIS R. CLAYTON
YAHONNES CLEARY
RACHAEL G. COFFEY
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
THOMAS V. DE LA BASTIDE III
MEREDITH DEARBORN*+
ARIEL J. DECKELBAUM
KAREN L. DUNN
ALICE BELISLE EATON
ANDREW J. EHRLICH
GREGORY A. EZRING
ROSS A. FIELDSTON
ANDREW C. FINCH
BRAD J. FINKELSTEIN
BRIAN P. FINNEGAN
ROBERTO FINZI
PETER E. FISCH
HARRIS FISCHMAN
ANDREW J. FOLEY
ANDREW J. FORMAN*
HARRIS B. FREIDUS
CHRISTOPHER D. FREY
MANUEL S. FREY
ANDREW L. GAINES
KENNETH A. GALLO
MICHAEL E. GERTZMAN
ADAM M. GIVERTZ
SALVATORE GOGLIORMELLA
NEIL GOLDMAN
MATTHEW B. GOLDSTEIN
ROBERTO J. GONZALEZ*
CATHERINE L. GOODALL
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
BRIAN S. GRIEVE
UDI GROFMAN
NICHOLAS GROOMBRIDGE
BRUCE A. GUTENPLAN
ALAN S. HALPERIN
CLAUDIA HAMMERMAN
BRIAN S. HERMANN
MICHELE HIRSHMAN
ROBERT E. HOLO
DAVID S. HUNTINGTON
AMRAN HUSSEIN
LORETTA A. IPPOLITO
WILLIAM A. ISAACSON*
JAREN JANGHORBANI
BRIAN M. JANSON
JEH C. JOHNSON
MEREDITH J. KANE
BRAD S. KARP
PATRICK N. KARSNITZ
JOHN C. KENNEDY
BRIAN KIM
KYLE J. KIMPLER
ALEXIA D. KORBERG
ALAN W. KORNBERG
DANIEL J. KRAMER
CAITH KUSHNER
DAVID K. LAKHDHIR
JOHN E. LANGE
GREGORY F. LAUFER
BRIAN C. LAVIN
XIAOYU GREG LIU
LORETTA E. LYNCH
JEFFREY D. MARELL
MARCO V. MASOTTI
DAVID W. MAYO
ELIZABETH R. MCCOLM
JEAN M. MCLOUGHLIN
ALVARO MEMBRILLERA
MARK F. MENDELSOHN
CLAUDINE MEREDITH-GOUJON
WILLIAM B. MICHAEL
JUDIE NG SHORTELL*
CATHERINE NYARADY
JANE B. O'BRIEN
ALEX YOUNG K. OH
BRAD R. OKUN
KELLEY D. PARKER
LINDSAY B. PARKS
ANDREW M. PARLEN
CHARLES J. PESANT
JESSICA E. PHILLIPS*
VALERIE E. RADWANER
JEFFREY J. RECHER
CARL L. REISNER
LORIN L. REISNER
JEANNIE S. RHEE*
WALTER G. RICCIARDI
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
JUSTIN ROSENBERG
JACQUELINE P. RUBIN
CHARLES F. "RICK" RULE*
RAPHAEL M. RUSSO
ELIZABETH M. SACKSTEDER
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JOHN M. SCOTT
BRIAN SCRIVANI
KYLE T. SEIFRIED
KANNON K. SHANMUGAM*
AUDRA J. SOLOWAY
SCOTT M. SONTAG
SARAH STASNY
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
BRETTE TANNENBAUM
RICHARD C. TARLOWE
MONICA K. THURMOND
DANIEL J. TOAL
LAURA C. TURANO
CONRAD VAN LOGGERENBERG
LIZA M. VELAZQUEZ
MICHAEL VOGEL
RAMY J. WAHBEH
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
LINDSEY L. WIERSMA
STEVEN J. WILLIAMS
LAWRENCE I. WITDORCHIC
AUSTIN WITT
MARK B. WLAZLO
JULIA TARVER MASON WOOD
JENNIFER H. WU
BETTY YAP*
JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
TAURIE M. ZEITZER
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR
+ADMITTED TO THE CALIFORNIA BAR

December 18, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

Re:	South Mountain Merger Corp.

Amendment  No. 2 to Registration Statement on Form S-4
Filed December 14, 2020
File No. 333-249673

Ladies and Gentlemen:

On behalf of South Mountain Merger Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 17, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below such comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amended Registration Statement on Form S-4, filed December 14, 2020

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of South Mountain and Billtrust, Page 44

1.	Correct the Billtrust pro forma book value per share amounts to report the pro forma deficits per share.

The Registrant has revised the Registration Statement in response to the Staff’s comment. See page 44 of the Amendment.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:
Securities and Exchange Commission
Joseph M. Kempf
Robert Littlepage
Jan Woo

South Mountain Merger Corp.
Charles B. Bernicker
Nicholas Dermatas

Factor Systems Inc.
Flint Lane
Mark Shifke

Cooley LLP
Nicole Brookshire, Esq.
Matthew Browne, Esq.